[LOGO] Koor Industries Ltd.



KOOR INDUSTRIES LTD. TO HOST CONFERENCE CALL TO DISCUSS THIRD QUARTER AND NINE MONTHS 2004 RESULTS

ROSH HA`AYIN, Israel - November 17, 2004, - Koor Industries Ltd. (NYSE: KOR), a leading Israeli investment holding company, announced today that it will hold a conference call to discuss its Third Quarter and Nine Months 2004 results on Wednesday, November 24, at 11:00 pm Eastern time / 6:00 p.m. local time.

To participate in the live call please dial one of the following numbers:
United States     1-866-500-4964
Canada            1-888-604-5839
UK                0-800-917-4256
Israel            03 9255910

A replay of the call will be available from 3:00 pm Eastern time / 10:00 pm local time on Wednesday, November 24, 2004 by dialing one of the following numbers.
United States and Canada 1-888-269-0005
Israel and other International +972 (0) 3-9255929

Koor Industries' full Third Quarter and Nine Months 2004 earnings press release and financial statements will be available on the Company's website - www.koor.com, from 5:30 pm Eastern time, November 23, 2004, (00:30 am local time, November 24, 2004). To receive a copy of the press release, please email info@koor.com, or fax +972 3 9008 313.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor Industries please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.